                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                            Metal Management, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, Par Value $.01 per share
________________________________________________________________________________
                        (Title of Class of Securities)


                                  591097100
        _______________________________________________________________
                                (CUSIP Number)

                                Alisa M. Singer
                            Rosenberg & Liebentritt
                     Two North Riverside Plaza, Suite 1600
                            Chicago, Illinois 60606
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 19, 1997
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


                                 (Page 1 of 9)
                        Exhibit Index Appears on Page 9

-----------------------                                  ---------------------
  CUSIP NO. 591097100                 13D                  PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Samstock, L.L.C.    FEIN: 36-4156890
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,070,588(1)(2)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,070,588(1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                               0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,070,588(1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.9%(1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
(1) Includes 600,000 shares which Samstock, L.L.C. has the right to purchase under the warrant described in Item 3 herein, which warrant is exercisable within 60 days.
(2) The power of Samstock, L.L.C. to vote these shares beneficially owned is subject to limitations contained in the Amended and Restated Stockholders' Agreement described in Item 4 herein.

Item 1.  Security and Issuer.
         --------------------

     This Statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Metal Management, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 500 North Dearborn Street, Suite 405, Chicago, Illinois 60610.

Item 2.  Identity and Background.
         ------------------------

     (a-c) and (f) This Statement is being filed by Samstock, L.L.C., a Delaware limited liability company ("Samstock"). The sole member of Samstock is SZ Investments, L.L.C., a Delaware limited liability company ("SZI"), the managing member of which is Zell General Partnership, Inc., an Illinois corporation ("ZGP"). Additional information concerning SZI and ZGP is set forth in Appendix A hereto.

     The principal business of Samstock, SZI and ZGP is general investments. The business address of each of Samstock, SZI and ZGP is Two North Riverside Plaza, Chicago, Illinois 60606.

     (d) and (e) Neither Samstock nor, to the best knowledge of Samstock, SZI or ZGP or any of the persons listed in Appendix A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     On December 19, 1997 (the "Closing Date"), pursuant to the Stock Purchase Agreement described in Item 4 below, Samstock acquired 1,470,588 shares of Common Stock (the "Initial Shares") from the Issuer, together with a warrant to purchase an additional 600,000 shares of Common Stock from the Issuer (the "Warrant", and the shares covered by the Warrant together with the Initial Shares are sometimes referred to as the "Purchased Shares"). The aggregate amount of funds used in acquiring the Initial Shares and the Warrant was $24,999,996. All funds used in acquiring the Initial Shares and the Warrant were obtained from the working capital of Samstock.

Item 4.  Purpose of the Transaction.
         ---------------------------

     The acquisition of the Initial Shares and the Warrant was effected for the purpose of investing in the Issuer.

     Samstock and the Issuer entered into a Securities Purchase Agreement dated as of December 19, 1997 (the "Stock Purchase Agreement"), pursuant to which Samstock acquired the Initial Shares and the Warrant. The Stock Purchase Agreement provides certain standstill provisions; until one year from the Closing Date, Samstock and its affiliates will not: (i) propose any transaction between Samstock and the Issuer and/or its securities holders involving any of the Issuer's securities or securities holders, (ii) acquire or assist, advise or encourage any other person in acquiring, directly or indirectly, control of the Issuer or (iii) request or assist another in calling for an annual meeting of the stockholders of the Issuer. The Stock Purchase Agreement also grants Samstock the right to designate either Mr. Samuel Zell or Mr. Rod Dammeyer, about each of whom information is set forth in Appendix A hereto, to the Issuer's Board of Directors, upon terms set forth in the Restated Stockholders' Agreement (as hereinafter defined). The Stock Purchase Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

                               Page 3 of 9 Pages

     Under the terms of the Warrant, Samstock has the right, prior to 11:59 p.m. Central Time on December 18, 2002, to purchase (i) up to 400,000 shares of Common Stock at an exercise price of $20 per share and (ii) up to 200,000 shares of Common Stock at an exercise price of $23 per share. The Issuer may require Samstock to exercise the Warrant in whole or in part after the completion by the Issuer of one or more public offerings aggregating at least 3,000,000 shares of Common Stock if the average closing bid price of the Common Stock for the preceding 60 trading days is at least $31 per share. The number of shares, type of security and exercise price of the shares covered by the Warrant are subject to adjustment to prevent dilution. The Warrant is attached hereto as Exhibit 2 and is incorporated herein by reference.

     In connection with the acquisition of the Initial Shares and the Warrant, Samstock and the Issuer entered into a Shelf Registration Rights Agreement dated as of December 19, 1997 (the "Shelf Registration Agreement"), pursuant to which the Issuer agreed to prepare and file, within 120 days of the Closing Date, a registration statement on Form S-3 covering the resale of the Purchased Shares and to list such shares for quotation on the Nasdaq National Market. The Shelf Registration Agreement requires the Issuer to cause the Form S-3 to become effective as soon as possible after its filing and to maintain the registration statement's effectiveness until all of the registered securities are sold or until, in the reasonable opinion of Issuer's counsel, all of the unsold registered shares may be immediately sold to the public without registration and without regard to the amount which may be sold by a holder thereof at a given time. The Shelf Registration Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

     Also in connection with the acquisition of the Initial Shares and the Warrant, Samstock and the Issuer entered into an Amended and Restated Registration Rights Agreement dated as of December 19, 1997 (the "Restated Registration Agreement") with each of T. Benjamin Jennings, Gerard M. Jacobs, Albert A. Cozzi, Frank J. Cozzi and Gregory P. Cozzi (collectively, the "Other Stockholders"). The Restated Registration Agreement amends and restates in its entirety the Registration Rights Agreement dated as of December 1, 1997 between the Issuer and the Other Stockholders for the purpose of extending to Samstock's Purchased Shares certain demand and piggyback registration rights contained in the original agreement. The piggyback registration rights commence December 1, 1999 and apply to registration statements filed by the Issuer during the five-year period thereafter. The demand registration rights may be exercised by the written request of Samstock and Other Stockholders who in the aggregate own at least 25% of the then-outstanding number of shares of Common Stock which are registrable under the Restated Registration Agreement. The Issuer is only obligated to file one registration statement pursuant to the demand registration rights; however, if Samstock or one or more Other Stockholders does not offer to include its registrable securities in the first demand registration statement, then not less than nine months after the Issuer's last demand or piggyback registration statement, Samstock or the Other Stockholder, as the case may be, shall be entitled to one separate demand covering all of its registrable securities which have not been previously sold under Rule 144 of the Securities Act of 1933 (as amended, the "Securities Act"). The Restated Registration Rights Agreement is attached hereto as Exhibit 4 and is incorporated herein by reference.

     As of December 19, 1997, Samstock also entered into an Amended and Restated Stockholders' Agreement with the Issuer and the Other Stockholders (the "Restated Stockholders' Agreement"). The Restated Stockholders' Agreement amends and restates in its entirety the prior stockholders' agreement between the Issuer and the Other Stockholders in order to, among other things, provide for Samstock's designee on the Issuer's Board of Directors as long as no more than three years have elapsed since the closing under the Stock Purchase Agreement and Samstock and its Permitted Transferees (as defined in the Restated Stockholders' Agreement) have not sold or otherwise disposed of more than one-third of the Initial Shares (collectively, the "Purchaser Condition"). Under the Restated Stockholders' Agreement Samstock has agreed to vote all of its shares of Common Stock for the directors listed therein and to cause its Board designee to vote for the election of certain officers. Under the Restated Stockholders' Agreement, Samstock has the right to participate in certain tag along rights so long as Samstock and its

                               Page 4 of 9 Pages

Permitted Transferees have not disposed of more than 50% of the aggregate number of Purchased Shares.

     The Restated Stockholders' Agreement contains other provisions restricting the transfer of Common Stock. For a period of one year from the date of the Restated Stockholders' Agreement, Samstock shall not, directly or indirectly, sell, assign, transfer, pledge, hypothecate, encumber or otherwise dispose of the Purchased Shares or any other shares of Common Stock acquired by Samstock, except (i) to a Permitted Transferee, (ii) pursuant to the tag along rights described above, (iii) in sales registered under the Securities Act or (iii) pledges or hypothecations which are part of a bona fide financing transaction. The Restated Stockholders' Agreement also contains provisions for management of the Issuer, as contained in the original stockholders' agreement.

     The Restated Stockholders' Agreement shall remain in full force and effect with respect to Samstock until (i) the Purchaser Condition no longer remains satisfied and (ii) Samstock and/or its Permitted Transferees have sold or otherwise disposed of more than 50% of the Purchased Shares. The Restated Stockholders' Agreement is attached hereto as Exhibit 5 and is incorporated herein by reference.

     The summaries contained in this Statement of certain provisions of each of the Stock Purchase Agreement, Warrant, Shelf Registration Agreement, Restated Registration Agreement and Restated Stockholders' Agreement are not intended to be complete and are qualified in their entirety by reference to each respective agreement attached as an Exhibit hereto and incorporated herein by reference.

     Samstock intends to continue to review its investment in the Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or may determine to sell through the open market or otherwise, in each case, subject to the limitations of each of the Stock Purchase Agreement and the Restated Stockholders' Agreement described above.

     Except as stated above, neither Samstock nor, to the best knowledge of Samstock, SZI or ZGP or any of the persons listed in Appendix A hereto, has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.  Interest In Securities Of The Issuer.
         -------------------------------------

(a) and (b) To the best knowledge of Samstock, there are 29,530,653 shares of Common Stock outstanding as of the date hereof./1/ As of the date hereof, the 1,470,588 Initial Shares beneficially owned by Samstock represent approximately
4.9 % of the Common Stock issued and outstanding. The additional 600,000 shares covered by the Warrant represent approximately 2.0% of the Common Stock issued and outstanding,2 and the aggregate 2,070,588 Purchased Shares represent approximately 6.9% of the Common Stock issued and outstanding./2/

     Subject to the limitations of the Restated Stockholders' Agreement as described above, Samstock currently has the sole power to vote or to direct the vote of the shares of Common Stock acquired by it. Samstock also has the power to dispose of or to direct the disposition of its shares of Common Stock, subject to certain limitations under the Stock Purchase Agreement and Restated Stockholders' Agreement as described more fully in Item 4.

------------------------
/1/ As disclosed to Samstock by the Issuer in Schedule 3.5 of the Stock Purchase Agreement with the addition of the Initial Shares issued on December 19, 1997.
/2/ On a fully-diluted basis with respect only to the number of shares covered by the Warrant.

                               Page 5 of 9 Pages

     At the date hereof, neither Samstock, nor to the best knowledge of Samstock, any of SZI, ZGP or the persons listed in Appendix A hereto owns any shares of Common Stock other than the Purchased Shares owned by Samstock, as described herein.

     (c) During the last sixty days, the only transaction in the Common Stock effected by Samstock, or to the best knowledge of Samstock, SZI, ZGP or any of the persons listed in Appendix A hereto, was the transaction which occurred on December 19, 1997, as described herein.

     (d) No person other than Samstock has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned by Samstock.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings Or
         Relationships With Respect to Securities of the Issuer.
         -------------------------------------------------------

     Except for the matters described herein, neither Samstock nor, to the best knowledge of Samstock, any of SZI, ZGP or the persons listed in Appendix A hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material To Be Filed As Exhibits
         --------------------------------

          Exhibit 1    -   Securities Purchase Agreement*
          Exhibit 2    -   Warrant
          Exhibit 3    -   Shelf Registration Rights Agreement*
          Exhibit 4    -   Amended and Restated Registration Rights Agreement*
          Exhibit 5    -   Amended and Restated Stockholders' Agreement*

-------------------------------
*   Filed herewith.

                               Page 6 of 9 Pages

                                  APPENDIX A
                                 SCHEDULE 13D
                            CUSIP NUMBER 591097100


SZ INVESTMENTS, L.L.C. is a Delaware limited liability company whose managing member is Zell General Partnership, Inc., and its non-managing members are Alphabet Partners and ZFT Partnership.

ZELL GENERAL PARTNERSHIP, INC. is an Illinois corporation whose sole shareholder is the Samuel Zell Revocable Trust and whose sole director is Samuel Zell.

SAMUEL ZELL is President of Zell General Partnership, Inc. ROD DAMMEYER, DONALD
J. LIEBENTRITT and SHELI Z. ROSENBERG are each a Vice President of Zell General Partnership, Inc. Messrs. Zell, Dammeyer and Liebentritt and Ms. Rosenberg are all citizens of the United States of America.

                               Page 7 of 9 Pages

                                 SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.

DATED: December 22, 1997


                              SAMSTOCK, L.L.C., by SZ INVESTMENTS, L.L.C., its sole member, by ZELL GENERAL PARTNERSHIP, INC., its sole member

                              By: /s/ Sheli Z. Rosenberg
                                  ----------------------
                                  Name: Sheli Z. Rosenberg
                                  Title: Vice President

                               Page 8 of 9 Pages

                                 EXHIBIT INDEX

Exhibit Number    Description
--------------    -----------

1                 Securities Purchase Agreement, dated as of December 19, 1997*

2                 Warrant, dated as of December 19, 1997*

3                 Shelf Registration Rights Agreement, dated as of December 19,
                  1997*

4 Amended and Restated Registration Rights Agreement, dated as of December 19, 1997*

5                 Amended and Restated Stockholders' Agreement, dated as of
                  December 19, 1997*

____________________________________
*    Filed herewith.

                               Page 9 of 9 Pages